083-00005

[redacted]

09046309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF INTERNATIONAL FINANCE CORPORATION

In respect of its
USD 100,000,000 1.2 per cent. Fixed Rate Notes due 2010
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: May 1, 2009

The following information regarding an issue of USD 100,000,000 aggregate principal amount of Notes due May 3, 2010 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 12, 2008 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated April 28, 2009 (the "Final Terms"), and the Terms Agreement dated April 28, 2009 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. USD 100,000,000 1.2 per cent. Notes due May 3, 2010.

On initial issue, the Notes will be issued in uncertified bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 1.20 per cent per annum payable annually in arrears on May 3, 2010 See, Final Terms, Item 15.

(c) Maturity Date. May 3, 2010.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100% of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 13, 2008);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008)[2];

D. Resolution No. IFC 2008-0047 adopted June 23, 2008 by the Board of Directors of the Corporation;[2]

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[3]

F. Final Terms (April 28, 2009); and

G. Terms Agreement (April 28, 2009).

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1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 13, 2008.

2 Filed on September 17, 2008.

3 Filed on August 14, 2006.

EXHIBIT F

Final Terms dated April 28, 2009

International Finance Corporation

Issue of USD 100,000,000 1.2 per cent. Fixed Rate Notes due 2010
under its
Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus . The Prospectus may be obtained (without charge) from the office of Corporation at 2121 Pennsylvania Avenue, N.W., Washington, D. C., 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org), and copies may be obtained from website of the Luxembourg Stock Exchange,(www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	932
	(ii) Tranche Number:	1
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).	
3.	Specified Currency or Currencies:	United States Dollar ("USD")
4.	Aggregate Nominal Amount:	
	(i) Series:	USD 100,000,000
	(ii) Tranche:	USD 100,000,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	USD 1,000,000
	(ii) Calculation Amount:	USD 1,000,000
7.	(i) Issue Date:	May 1, 2009

8.	Maturity Date:	May 3, 2010
9.	Interest Basis:	1.2 per cent Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	1.2 per cent. per annum, payable annually in arrear
	(ii) Interest Payment Date(s):	May 3, 2010
	(iii) Fixed Coupon Amount(s):	USD 12,066.67 per Calculation Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360, unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each	USD 1,000,000 per Calculation Amount

	Note:	
23.	Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	USD 1,000,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	Notwithstanding Condition 6 (h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day. In the above paragraph, "business day" means a day on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centers and (iii) the principal financial centre of the country of the relevant currency.
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	Applicable
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Terms Agreement:	April 28, 2009
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	Daiwa Securities America Inc. Financial Square 32 Old Slip New York, NY 10005-3538
35.	Total commission and concession:	Not Applicable
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: ....

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	None
(ii)	Admission to trading:	Not Applicable

RATINGS

Ratings:	The Notes to be issued have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KBA79
Common Code:	Not Applicable
CUSIP:	45950K BA7
CINS:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Bank
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

EXHIBIT G

TERMS AGREEMENT NO. 932 UNDER THE STANDARD PROVISIONS

April 28, 2009

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's USD 100,000,000 1.2 per cent. Fixed Rate Notes due 2010 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 10:00 a.m. New York time on May 1, 2009 (the "**Settlement Date**") at an aggregate purchase price of USD 100,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer(s)**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount).

6 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account

at the Federal Reserve Bank of New York: ABA No. 021000018, BK OF NYC/DAIWA; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

7 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DAIWA SECURITIES AMERICA INC.

By: [signature]

Name: Hirokazu Kikuchi

Title: Executive Vice President

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________
Name:
Title:

SCHEDULE I

Notice Details of each Dealer:

Daiwa Securities America Inc

Financial Square

32 Old Slip

New York, NY 10005-3538

Attention: Investment Banking Dept.

Telephone: 212-612-6378

Fax: 212-612-7120